# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Constitution Capital Access Fund, LLC, CIK 0001918767
CUSIP: 21039R309
Title of class of securities: Class I Shares
Address of issuer's principal executive offices: 300 Brickstone Square, 7th Floor, Andover, Massachusetts (MA), 01810
Date of event which requires filing of this statement: 04/30/2025
Filed by CIK 0001523591
Persons authorized to receive notices and communications: Sally McCarthy, c/o Universities Superannuation Scheme L, 60 Threadneedle Street, London, United Kingdom (X0), EC2R 8HP, 44 0 7950 430354; Michael King, Esq., Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1207

## Reporting persons
- Universities Superannuation Scheme Ltd as sole corporate trustee for Universities Superannuation Scheme (CIK 0001523591): type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 52,304,613.69; shared voting power 0; sole dispositive power 52,304,613.69; shared dispositive power 0; aggregate amount beneficially owned 52,304,613.69 (82.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Shares
Name of issuer: Constitution Capital Access Fund, LLC
Address of issuer's principal executive offices: 300 Brickstone Square, 7th Floor, Andover, Massachusetts (MA), 01810

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Universities Superannuation Scheme Limited as the sole corporate trustee of the Universities Superannuation Scheme (the "Reporting Person"). L8 Investment Holdings LP ("L8"), an indirect and wholly-owned subsidiary of USSL, is the direct holder of the reported securities.
Residence or business address: The address and principal office of the Reporting Person is 60 Threadneedle Street, London EC2R 8HP.
Present principal occupation or employment: The Reporting Person is the sole corporate trustee of the Universities Superannuation Scheme, which is a defined benefit occupational pension scheme established under English law.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized in the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: L8 acquired the Class I Shares from the Issuer in connection with the reorganization of U/C Seed Partnership Fund, L.P. with and into the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Class I Shares subject to this Schedule 13D for investment purposes. Subject and pursuant to the terms of the Agreement (as described and defined below), L8 has requested, and will continue to request, to tender its Class I Shares of the Fund in each repurchase offer conducted by the Fund. Other than the foregoing, the Reporting Person has no present plans or proposals that relate to or would result in any additional actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On April 30, 2025, the Issuer reported having approximately 905,779 more Class I Shares outstanding than since the last number of outstanding Class I Shares it reported.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The 52,304,613.69 Class I Shares reported in this statement are directly held by L8. The Reporting Person indirectly owns 100% of L8 Investment Holdings LP, the general partner of L8, and is the sole limited partner of L8. Accordingly, the Reporting Person may be deemed to have voting and dispositive control of the Class I Shares as set forth in rows 7 through 13 of the previous page of this statement. The 52,304,613.69 Class I Shares reported in this statement represent 82.8% of the 63,150,331.70 Class I Shares outstanding as of April 30, 2025, based on information received from the Issuer. The information set forth in Items 7 through 13 of the previous page hereto is incorporated herein by reference. The filing of this statement shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.
Number of shares as to which each person has sole or shared power to vote or dispose: The 52,304,613.69 Class I Shares reported in this statement are directly held by L8. The Reporting Person indirectly owns 100% of L8 Investment Holdings LP, the general partner of L8, and is the sole limited partner of L8. Accordingly, the Reporting Person may be deemed to have voting and dispositive control of the Class I Shares as set forth in rows 7 through 13 of the previous page of this statement. The 52,304,613.69 Class I Shares reported in this statement represent 82.8% of the 63,150,331.70 Class I Shares outstanding as of April 30, 2025, based on information received from the Issuer. The information set forth in Items 7 through 13 of the previous page hereto is incorporated herein by reference. The filing of this statement shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.
Transactions in the class effected during the past sixty days: This filing is solely the result of the Issuer having more outstanding Class I Shares on April 30, 2025, than it had in its last publication of the number of its outstanding Class I Shares. The increase in the number of the Issuer's Class I Shares changed the Reporting Person's ownership percentage by greater than 1% and the Reporting Person is making this filing as a result. The Reporting Person did not become aware of the increase in the number of Class I Shares outstanding until June 2, 2025.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, no person has the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, securities covered by Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Tender Offer Participation

Regarding L8's participation in tender offers by the Issuer, an Agreement, dated as of September 30, 2022, between L8 and Constitution Capital PM, LP, as investment adviser to the Issuer (the "Agreement"), was previously filed as Exhibit 99.1 to the Reporting Person's initial Schedule 13D. Pursuant to the terms of the Agreement, L8 has agreed that, to the extent permissible under the U.S. federal securities laws and subject to a determination that it would be advisable under the circumstances, L8 will request to tender Class I Shares of the Fund in each repurchase offer conducted by the Fund as set forth in the Agreement. The Agreement will terminate automatically upon the date as of which L8 no longer owns any Shares of the Fund. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Agreement, dated as of September 30, 2022, by and between L8 Investment Holdings LP and Constitution Capital PM, LP, was previously filed as an exhibit to the Reporting Persons' initial Schedule 13D.

## Signatures
- Universities Superannuation Scheme Ltd as sole corporate trustee for Universities Superannuation Scheme: By Sally McCarthy, By /s/ Sally McCarthy, Sally McCarthy / Deputy Head of Group Compliance, USS Investment Management Limited (06/03/2025)